Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Announces Uranium Sales Agreement

Littleton, Colorado (March 10, 2011) – Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) is pleased to announce that it has entered into its first long-term uranium sales agreement with one of the largest producers and transporters of energy in the United States. The purchaser has nuclear power plants in several states.

The agreement relates to production from the Company’s Lost Creek project in Sweetwater County, Wyoming.  The long-term contract calls for deliveries over a three-year period at a defined price for the term of the agreement.

Bill Boberg, President and CEO, stated “We have had many opportunities over the past few years to enter into sales agreements for our future uranium production but we were not willing to do so until we developed greater regulatory clarity for our production timeline.  With the recent receipt of the draft license from the NRC, our production timeline is sufficiently clear that we are pursuing uranium sales opportunities. Stronger spot pricing will allow the Company to lock in favorable profits.  We are very pleased with this initial agreement.”

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility.  Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”.  Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Bill Boberg, President and CEO 303-269-7755 866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future, including timetables at Lost Creek; the ability to complete additional uranium sales agreements, and on what terms; receipt of (and related timing of) the final NRC Source Material License, WDEQ Permit to Mine, record of decision from the BLM related to the Plan of Operations, and all other necessary permits and regulatory authority related to Lost Creek; sufficiency of cash to fund capital requirements; the sustainability and timeline of Lost Creek production, as well as anticipated completion of mine planning and permitting activities and production, the anticipated construction and capacity of an in situ uranium processing facility at Lost Creek, are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, whether the proposed offering is successful, whether required approvals are received, disruptions in the financial markets, changes in the anticipated or actual use of proceeds, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development, inability to obtain financing required to complete its projects on acceptable terms or at all and other factors. There can be no assurance that forward looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future, except as required by applicable securities laws..  Additional risks relating to Ur-Energy may be found in the current and periodic reports filed by Ur-Energy with Canadian securities regulatory authorities on www.sedar.com and the SEC at http://www.sec.gov/edgar.shtml.